HUNTINGTON INSURANCE
ATTN:	Vicky Dielman
440 POLARIS PKWY., #400
WESTERVILLE, OH 43082

INSURED:	VALUED ADVISERS TRUST
PRODUCT:	DFIBond
POLICY NO:	70437039
TRANSACTION:	ENDT_CORR

FEDERAL INSURANCE COMPANY

Endorsement No:	5 DFI

Bond Number:	70437039

NAME OF ASSURED: VALUED ADVISERS TRUST

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Valued Advisers Trust

BRC Large Cap Focus Equity Fund

Cloud Capital Strategic All Cap Fund

Dreman Contrarian Small Cap Value Fund (Class A, Retail, Institutional)

Golub Group Equity Fund

Granite Value Fund

Green Owl Intrinsic Value Fund

LS Opportunity Fund

SMI Dynamic Allocation Fund

SMI Conservative Allocation Fund

Sound Mind Investing Fund

BFS Equity Fund

Dana Large Cap Equity Fund

SMI Bond Fund

SMI 50/40/10 Fund

Dana Small Cap Equity Fund

This Endorsement applies to loss discovered after 12:01 a.m. on October 22, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 30, 2015

ICAP Bond

Form 17-02-0949 (Rev. 1-97) Page 1

Minutes Excerpt

VALUED ADVISERS TRUST

Minutes of the Quarterly Meeting

of the Board of Trustees

September 9 and 10, 2015

Approval of Fidelity Bond Coverage and Directors and Officers/Errors and Omissions Liability Insurance

WHEREAS, the Trustees of the Trust, including the Independent Trustees, have reviewed the proposed amount, type, form, and coverage of the Fidelity Bond (the “Bond”) from the Chubb Group of Insurance Companies (“Chubb”);

WHEREAS, the amount of the coverage under such Bond satisfies all requirements, including the applicable coverage amounts, of Rule 17g-1 under the 1940 Act for the series of the Trust covered by the Bond;

WHEREAS, the Trustees of the Trust, including all of the Independent Trustees, have reviewed the proposed amount, type, form, and coverage of Chubb’s Directors & Officers/Errors and Omissions policy (the “Policy”); and

WHEREAS, Chubb has provided the Trustees of the Trust with a recommendation as to the allocation of the Policy premium for the Dana Small Cap Equity Fund.

NOW THEREFORE, BE IT RESOLVED, that it is the finding of the Board and a majority of the Independent Trustees, voting separately, that the Bond is reasonable in form and amount, having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the series of the Trust to which any covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the series’ portfolios;

FURTHER RESOLVED, that the premium on the Bond to be allocated to the Dana Small Cap Equity Fund is fair and reasonable and is approved by the Board, including a majority of the Independent Trustees, taking all relevant factors into consideration, including but not limited to, the amount of the Bond and the amount of the premium for the Bond;

FURTHER RESOLVED, that the Treasurer of the Trust or other officer occupying a similar position is designated as the person who shall make the filings and give the notices required by Rule 17g-1;

FURTHER RESOLVED, that the Policy does not exclude coverage for bona fide claims made against the Trustees who are not “interested persons” of the Trust, as that term is defined by the 1940 Act, or the Trust, if the Trust is a co-defendant in a claim with a trustee who is not an interested person, by another person insured by the policy;

FURTHER RESOLVED, that the premium for the Policy to be allocated to the Dana Small Cap Equity Fund, based upon its proportionate share of the sum of the premiums that would have been paid if such insurance coverage were purchased separately by the insured parties, is fair and reasonable to the Trust and the Dana Small Cap Equity Fund;

FURTHER RESOLVED, that the Trust’s participation in the Bond and the Policy is in the best interests of the Trust;

FURTHER RESOLVED, that the actions of the officers of the Trust in obtaining the Bond and the Policy be, and the same hereby are, approved, ratified and confirmed; and

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the Trust and its Trustees and officers, as they or any of them, may determine to be necessary, appropriate or advisable in connection with obtaining the Bond and the Policy and carrying out the foregoing resolutions and the purposes and intents thereof.